UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 10)

Under the Securities Exchange Act of 1934

Bush Industries, Inc.

(Name of Issuer)

Class A Common Stock, $.10 par value

(Title of Class of Securities)

123164 10 5

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 123164 10 5                                                                     13G                                                                      Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul S. Bush

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 560,000 6. Shared Voting Power 3,534,227 7. Sole Dispositive Power 560,000 8. Shared Dispositive Power 3,534,227

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,094,227

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 28.6%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 123164 10 5                                                                     13G                                                                      Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul S. Bush Declaration of Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,075,221 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,075,221

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,075,221

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 9.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 123164 10 5                                                                     13G                                                                      Page 4 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Bush Family Ltd. Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 2,261,916 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,261,916

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,261,916

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 17.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 123164 10 5                                                                     13G                                                                      Page 5 of 8 Pages

Item 1(a).    Name of Issuer:

Bush Industries, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

One Mason Drive

Jamestown, New York 14702

Item 2(a).    Name of Person Filing:

Item 2(b).    Address of Principal Business Office or, if None, Residence:

Item 2(c).    Citizenship:

Paul S. Bush

One Mason Drive

Jamestown, New York 14702

United States

Paul S. Bush Declaration of Trust

One Mason Drive

Jamestown, New York 14702

Florida

The Bush Family Ltd. Partnership

One Mason Drive

Jamestown, New York 14702

Florida

Item 2(d).    Title of Class of Securities: Class A Common Stock, $.10 par value per share (the “Class A Common Stock”)

Item 2(e).    CUSIP Number: 123164 10 5

Item	3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

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(h)	[ ] A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

(a)	Amount beneficially owned: 4,094,227 shares of Common Stock (1)

(b)	Percent of class: 28.6% (1)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Note (1) to Item 4(a) above

(ii)	shared power to vote or to direct the vote: See Note (1) to Item 4(a) above

(iii)	sole power to dispose or to direct the disposition of: See Note (1) to Item 4(a) above

(iv)	shared power to dispose or to direct the disposition of: See Note (1) to Item 4(a) above

(1)   Represents an aggregate 3,534,227 shares of Class A Common Stock beneficially owned by Paul S. Bush, as to which Mr. Bush may be deemed to share voting and dispositive power, and an aggregate 560,000 shares of Class A Common Stock, as to which Mr. Bush may be deemed to have sole voting and dispositive power. Such shares include an aggregate 77,909 shares of Class A Common Stock owned of record by the Paul S. Bush Declaration of Trust (the "Trust"), and an aggregate 997,312 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by the Trust, and as to which Mr. Bush, as the trustee of such Trust, shares voting and dispositive power with such Trust. In addition, includes an aggregate 2,261,916 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by The Bush Family Ltd. Partnership (the "Partnership"), and as to which Mr. Bush shares voting and dispositive power with such Partnership. In addition, includes (a) an aggregate 2,200 shares of Class A Common Stock owned of record by Mr. Bush's spouse, and an aggregate 2,000 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by Mr. Bush's spouse, and with respect to which Mr. Bush disclaims beneficial ownership, and with respect to which Mr. Bush may be deemed to share voting and dispositive power; (b) an aggregate 161,852 shares of Class A Common Stock owned of record by trusts for Mr. Bush's children and an aggregate 31,038 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by such trusts for Mr. Bush's children, and with respect to which Mr. Bush may be deemed to share voting and dispositive power; and (c) an aggregate 560,000 shares of Class A Common Stock issuable upon exercise of a like number of options owned of record by Mr. Bush, and with respect to which Mr. Bush may be deemed to have sole voting and dispositive power. Such shares do not include an aggregate 264,666 shares of Class A Common Stock owned of record by a Charitable Remainder Unitrust, and with respect to which Mr. Bush disclaims beneficial ownership. Also excludes an aggregate 11,662 shares of Class A Common Stock held of record by the Issuer's 401(k) Plan, and with respect to such shares the trustees of such Plan have sole voting power.

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Item 5.        Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

See Note (1) to Item 4(a) above

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the

                     Parent Holding Company.

Not Applicable

Item	8. Identification and Classification of Members of the Group.

Not Applicable

Item	9. Notice of Dissolution of Group.

Not Applicable

Item	10. Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003	By:	/s/ Paul S. Bush
Paul S. Bush

Paul S. Bush Declaration of Trust

Dated: February 14, 2003	By:	/s/ Paul S. Bush
Paul S. Bush, Trustee

The Bush Family Ltd. Partnership
By: Bush Enterprises, Inc., General Partner

Dated: February 14, 2003	By:	/s/ Paul S. Bush
Paul S. Bush, President

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EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in Amendment No. 10 to the Schedule 13G/A referred to below) on behalf of each of them of a statement on Amendment No. 10 to Schedule 13G/A (including amendments thereto) with respect to the Class A Common Stock, par value $.10 per share, of Bush Industries, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2003.

Dated: February 14, 2003	By:	/s/ Paul S. Bush
Paul S. Bush

Paul S. Bush Declaration of Trust

Dated: February 14, 2003	By:	/s/ Paul S. Bush
Paul S. Bush

The Bush Family Ltd. Partnership
By: Bush Enterprises, Inc., General Partner

Dated: February 14, 2003	By:	/s/ Paul S. Bush
Paul S. Bush, President